PRIMERO MINING CORP.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1                     Name and Address of Company

Primero Mining Corp.
20 Queen Street West, Suite 2301
Toronto, ON M5H 3R3

Item 2                     Date of Material Change

March 5, 2014

Item 3                     News Release

A press release was issued by Primero Mining Corp. (“Primero”) on March 5, 2014 through the facilities of Marketwire and filed on SEDAR on March 5, 2014.

Item 4                     Summary of Material Change

On March 5, 2014, Primero announced that it had completed its previously announced acquisition of all of the outstanding shares of Brigus Gold Corp. (“Brigus”) pursuant to the terms of a previously announced plan of arrangement (the “Arrangement”). As a result, Brigus became a wholly-owned subsidiary of Primero. Under the terms of the Arrangement, each former shareholder of Brigus was entitled to receive 0.175 of a common share of Primero, $0.000001 in cash, and 0.1 of a common share of Fortune Bay Corp. (formerly 8724385 Canada Limited) (“Fortune Bay”) for each former common share of Brigus.

Item 5                     Full Description of Material Change

On March 5, 2014, Primero announced that it had completed its previously announced acquisition of all of the outstanding shares of Brigus pursuant to the terms of the Arrangement. As a result, Brigus became a wholly-owned subsidiary of Primero. Under the terms of the Arrangement, each former shareholder of Brigus was entitled to receive 0.175 of a common share of Primero, $0.000001 in cash, and 0.1 of a common share of Fortune Bay for each former common share of Brigus. All outstanding options to purchase Brigus common shares have been exchanged for options to purchase Primero common shares based upon the exchange ratio. In addition, each outstanding warrant to purchase a Brigus common share is now exercisable to purchase 0.175 of a Primero common share and 0.1 of a Fortune Bay common share pursuant to certain supplemental warrant indentures entered into among Primero, Brigus and Fortune Bay, dated March 5, 2014, and such warrants are now listed on the TSX under the symbols “P.WT.A” and “P.WT.B”.

On March 4, 2014, in accordance with the terms of the arrangement agreement entered into among Primero, Brigus and Fortune Bay in respect of the Arrangement, dated December 16, 2013, Brigus transferred all of its existing exploration interests in the Goldfields project in Saskatchewan and the Ixhuatán and Huizopa projects in Mexico to Fortune Bay, and Fortune Bay assumed certain liabilities in connection with such assets. Upon closing of the Arrangement, Fortune Bay was capitalized with $10 million in cash from Primero, and as a result, Primero indirectly held a 9.9% interest in the issued and outstanding common shares of Fortune Bay (on a non-diluted basis) immediately following the effective time of the Arrangement.

Primero intends to make a change of control offer for Brigus’ outstanding 6.5% convertible senior unsecured debentures (the “Debentures”) in accordance with the trust indenture, dated March 23, 2011. Primero, Brigus and Fortune Bay entered into a supplemental warrant indenture, dated as of March 5, 2014 in respect of the Debentures, and the Debentures are now listed on the TSX under the symbol “P.DB.U”.

Primero also intends to make a change of control offer for Brigus’ outstanding senior secured term notes in accordance with the senior secured facility agreement, dated October 29, 2012.

Item 6                     Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7                     Omitted Information

Not applicable.

Item 8                     Executive Officer

Further information regarding the matters described in this report may be obtained from Tamara Brown, Vice-President, Investor Relations of Primero, who is knowledgeable about the details of this material change and may be contacted at (416) 814-3168 or tbrown@primeromining.com.

Item 9                     Date of Report

March 14 2014.